EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 27, 2004

(Thousands of Dollars)

	Six
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 25,371	18,839
Add:
Fixed charges	22,249	10,736
Income taxes	5,892	4,013
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Total	$ 53,512	33,588
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Fixed charges:
Interest on long-term debt	$ 14,298	6,898
Other interest charges	1,388	657
Amortization of debt expense	545	369
Rental expense representative
of interest factor	6,018	2,812
	------------	----------
Total	$ 22,249	10,736
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Ratio of earnings to fixed charges	2.405	3.129
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